

ALEXANDRIA

Contact: **Joel S. Marcus**
Chief Executive Officer
Alexandria Real Estate Equities, Inc.
(626) 578-9693

ALEXANDRIA REAL ESTATE EQUITIES, INC.
CLOSES ON ITS
PURCHASE OF TECHNOLOGY SQUARE AT MIT

PASADENA, CA. – August 3, 2006 – Alexandria Real Estate Equities, Inc. (NYSE: ARE) announced the closing of its previously reported purchase of an equity interest in the leasehold interest in 10.4 acres commonly known as Technology Square at MIT ("Tech Square") in Cambridge, Massachusetts. MIT retains a 10% interest. In connection with the transaction, existing financing was assumed approximating $225 million with an interest rate of 5.26%. Tech Square consists of a seven building campus (including a 1,593 space covered car parking garage and a 49 space surface parking lot) containing approximately 1.2 million square feet. Regarded as the premier location in one of the largest, most diversified and important life science clusters in the world, the acquisition, continuing value-added redevelopment and integration of Tech Square further enhances Alexandria's leadership position as the Landlord of Choice to the Life Science Industry®.

Alexandria Real Estate Equities, Inc. is a publicly-traded real estate investment trust focused principally on the ownership, operation, management, acquisition and selective redevelopment and development for our Life Science Real Estate Niche[SM]. Our properties are designed and improved for lease primarily to institutional (universities and independent not-for-profit institutions), pharmaceutical, biotechnology, medical device, life science product, service, biodefense and translational research entities, as well as government agencies. The company's asset base currently consists of 149 properties comprising approximately 10.5 million square feet plus an imbedded pipeline for the ground-up development of approximately 6.0 million square feet.

This press release contains forward-looking statements within the meaning of the federal securities laws. Actual results may differ materially from those projected in the forward-looking statements. Additional information concerning factors that could cause actual results to differ materially from those in the forward-looking statements is contained in our Annual Report on Form 10-K and our other periodic reports filed with the Securities and Exchange Commission.

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